Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR FISCAL 2021

VANCOUVER, British Columbia – April 15, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for fiscal year 2021 ended March 31, 2021 (“Fiscal 2021”). The Company’s Fiscal 2021 financial results are expected to be released on Thursday, May 20, 2021 after market close.

In Fiscal 2021, the Company produced approximately 6.3 million ounces of silver and 68.4 million pounds of lead, meeting the production guidance of between 6.2 – 6.5 million ounces of silver and 66.1 – 68.5 million pounds of lead. The Company also produced approximately 28.0 million pounds of zinc, beating the guidance to produce between 24.5 – 26.7 million pounds of zinc.

FISCAL 2021 OPERATING HIGHLIGHTS

  At the Ying Mining District, ore mined was 650,025 tonnes, up 8.7% over Fiscal 2020, and ore milled was 651,402 tonnes, up 8.3% over Fiscal 2020. Approximately 5.6 million ounces of silver, 3,500 ounces of gold, 57.9 million pounds of lead, and 6.9 million pounds of zinc were produced, representing increases of 0.4% in silver production, 6.1% in gold production, and 2.6% in lead production, and a decrease of 5.7% in zinc production over Fiscal 2020.

  At the GC Mine, ore mined was 314,900 tonnes, up 9.5% over Fiscal 2020, and ore milled was 316,179 tonnes, up 8.8% over Fiscal 2020. Approximately 716 thousand ounces of silver, 10.5 million pounds of lead, and 21.1 million pounds of zinc were produced, representing increases of 2.4% in silver production and 15.6% in zinc production, and a decrease of 3.6% in lead production over Fiscal 2020.

  On a consolidated basis, ore mined was 964,925 tonnes, up 8.9% over Fiscal 2020, with ore milled of 967,582 tonnes, up 8.4% over Fiscal 2020. Approximately 6.3 million ounces of silver, 3,500 ounces of gold, 68.4 million pounds of lead, and 28.0 million pounds of zinc were produced, up 0.6%, 6.1%, 1.6%, and 9.5%, respectively, over Fiscal 2020.

  On a consolidated basis, Silvercorp sold approximately 6.3 million ounces of silver, 4,700 ounces of gold, 67.1 million pounds of lead, and 27.9 million pounds of zinc, up 0.9%, 42.8%, 2.7%, and 9.9%, respectively, over Fiscal 2020.

The operational results for the full year Fiscal 2021 are summarized as follows:

	Year ended March 31, 2021				Year ended March 31, 2020
	Ying Mining				Ying Mining
	District	GC	BYP	Consolidated	District	GC	Consolidated

Production Data
Ore Mined (tonne)	650,025	314,900	-	964,925	598,197	287,633	885,830
Ore Milled (tonne)	651,402	316,179	-	967,582	601,605	290,610	892,215
			-
Head Grades			-
Silver (gram/tonne)	290	85	-	223	309	97	240
Lead (%)	4.3	1.7	-	3.4	4.6	1.9	3.7
Zinc (%)	0.8	3.4	-	1.7	0.9	3.3	1.7

Recovery Rates
Silver (%)	94.2	82.5	-	92.7	96.0	77.4	93.5
Lead (%)	96.0	89.6	-	95.0	95.9	89.3	94.8
Zinc (%)	62.4	88.2	-	80.0	63.2	86.0	77.8

Sales Data
Silver (in thousands of ounces)	5,610	705	-	6,315	5,558	699	6,257
Gold (in thousands of ounces)	3.5	-	1.2	4.7	3.3	-	3.3
Lead (in thousands of pounds)	56,708	10,410	-	67,118	54,459	10,885	65,344
Zinc (in thousands of pounds)	6,968	20,946	-	27,914	7,264	18,137	25,401

Metal production
Silver (in thousands of ounces)	5,615	716	-	6,330	5,592	699	6,291
Gold (in thousands of ounces)	3.5	-	-	3.5	3.3	-	3.3
Lead (in thousands of pounds)	57,886	10,544	-	68,430	56,436	10,937	67,373
Zinc (in thousands of pounds)	6,916	21,096	-	28,012	7,337	18,244	25,581

The operational results for the fourth quarter ended March 31, 2021 (“Q4 Fiscal 2021”) are summarized as follows:

	Three months ended March 31, 2021			Three months ended March 31, 2020
	Ying Mining			Ying Mining
	District	GC	Consolidated	District	GC	Consolidated

Production Data
Ore Mined (tonne)	112,561	50,511	163,072	69,379	37,216	106,595
Ore Milled (tonne)	131,725	48,949	180,674	69,188	33,243	102,431

Head Grades
Silver (gram/tonne)	280	87	228	297	94	231
Lead (%)	3.9	1.7	3.3	4.6	1.8	3.7
Zinc (%)	0.8	3.3	1.5	1.0	3.5	1.8

Recovery Rates
Silver (%)	93.7	81.9	92.5	95.3	80.7	93.4
Lead (%)	95.1	89.7	94.4	95.7	90.4	94.8
Zinc (%)	65.0	88.2	79.0	67.7	87.7	80.3

Sales Data
Silver (in thousands of ounces)	936	120	1,056	711	89	800
Gold (in thousands of ounces)	0.7	-	0.7	0.5	-	0.5
Lead (in thousands of pounds)	9,137	1,739	10,876	8,322	1,332	9,654
Zinc (in thousands of pounds)	1,306	3,274	4,580	865	2,194	3,059

Metal production
Silver (in thousands of ounces)	1,083	112	1,195	614	82	696
Gold (in thousands of ounces)	0.3	-	0.3	0.2	-	0.2
Lead (in thousands of pounds)	10,504	1,652	12,156	6,573	1,199	7,772
Zinc (in thousands of pounds)	1,496	3,176	4,672	999	2,277	3,276

Ying Mining District

In Q4 Fiscal 2021, ore mined at the Ying Mining District was 112,561 tonnes, an increase of 62%, compared to 69,379 tonnes in the fourth quarter of Fiscal 2020 (“Q4 Fiscal 2020”). Ore milled was 131,725 tonnes, with average head grades of 280 grams per tonne (“g/t”) for silver, 3.9% for lead, and 0.8% for zinc, compared to 69,188 tonnes of ore milled with average head grades of 297 g/t for silver, 4.6% for lead, and 1.0% for zinc in Q4 Fiscal 2020. The Company mined and processed increased ore during the quarter as result of an extra month shutdown due to Covid-19 in Q4 Fiscal 2020. Metals production at the Ying Mining District in Q4 Fiscal 2021 was approximately 1.1 million ounces of silver, 300 ounces of gold, 10.5 million pounds of lead, and 1.5 million pounds of zinc, compared to approximately 0.6 million ounces of silver, 200 ounces of gold, 6.6 million pounds of lead, and 1.0 million pounds of zinc in Q4 Fiscal 2020.

In Fiscal 2021, metals production at the Ying Mining District was approximately 5.6 million ounces of silver, 3,500 ounces of gold, 57.9 million pounds of lead and 6.9 million pounds of zinc, compared to approximately 5.6 million ounces of silver, 3,300 ounces of gold, 56.4 million pounds of lead and 7.3 million pounds of zinc in Fiscal 2020. The Ying Mining District met its guidance to produce between 5.6 – 5.8 million ounces of silver and 56.6 – 58.0 million pounds of lead, but was slightly below its guidance to produce between 7.0 – 8.0 million pounds of zinc in Fiscal 2021.

GC Mine

In Q4 Fiscal 2021, ore mined at the GC Mine was 50,511 tonnes, an increase of 36% compared to 37,216 tonnes in Q4 Fiscal 2020. Ore milled was 48,949 tonnes, with average head grades of 87 g/t for silver, 1.7% for lead, and 3.3% for zinc, compared to 33,243 tonnes of ore milled with average head grades of 94 g/t for silver, 1.8% for lead and 3.5% for zinc in Q4 Fiscal 2020. Metals production at the GC Mine in Q4 Fiscal 2021 was approximately 112 thousand ounces of silver, 1.7 million pounds of lead, and 3.2 million pounds of zinc, compared to approximately 82 thousand ounces of silver, 1.2 million pounds of lead, and 2.3 million pounds of zinc in Q4 Fiscal 2020.

In Fiscal 2021, metals production at the GC Mine was approximately 716 thousand ounces of silver, 10.5 million pounds of lead, and 21.1 million pounds of zinc, compared to approximately 699 thousand ounces of silver, 10.9 million pounds of lead, and 18.2 million pounds of zinc in Fiscal 2020. The GC Mine met or surpassed its guidance to produce between 600 – 700 thousand ounces of silver, 9.5 –10.5 million pounds of lead, and 17.5 – 18.7 million pounds of zinc in Fiscal 2021.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.